THIRD MODIFICATION AGREEMENT
                   TO STOCK PURCHASE AGREEMENT

  This Third Modification Agreement (the "Modification Agreement") is entered into as of September ___, 1999, by and between Engineered Systems and Electronics, Inc., a Missouri corporation ("Buyer"), and ESCO Electronics Corporation, a Missouri corporation ("ESCO"), and Defense Holding Corp., a Delaware corporation ("DHC") (Buyer, ESCO and DHC are sometimes hereinafter collectively referred to as the "Parties").


                            Recitals

  WHEREAS, the Parties have entered into the Stock Purchase Agreement dated August 23, 1999 ("Stock Purchase Agreement"), whereby Buyer agrees to purchase from Sellers, on the terms and conditions set forth in the Stock Purchase Agreement, one thousand (1,000) shares of the common stock, $1 par value per share, of Systems & Electronics Inc., a Delaware corporation which is a direct wholly-owned subsidiary of DHC and an indirect wholly-owned subsidiary of ESCO;


  WHEREAS, the Parties desire to amend the Stock Purchase
Agreement as provided below; and


  WHEREAS, Engineered Support Systems, Inc. has executed a joinder to the Stock Purchase Agreement as of the same date thereof, and it acknowledges and agrees to the modification of the Stock Purchase Agreement as set forth below.


  NOW, THEREFORE, the parties agree as follows:


  1.Subparagraph (b) of Section 2.7 shall be replaced by the following:


     (b) At Closing, Buyer may deliver to Sellers a description of the payroll checks and other payroll transfers which Buyer desires to make against Sellers' account immediately following Closing ("Special Payroll"). On October 8, 1999, Buyer will deposit the amount of the Special Payroll in immediately available funds with Sellers in an account designated by Sellers and Sellers will honor the Special Payroll checks and transfers. Other payroll checks and transfers issued prior to Closing from payroll account number 3750928824 have already been charged to Company ("Payroll Account Checks"). With respect to all checks or other transfers, other than the special payroll and the Payroll Account Checks, which Buyer has made on Sellers' or its Affiliates' accounts and which are outstanding at Closing, for each successive seven-day period following the Closing, the total of all checks of the Company issued by the Company prior to the Effective Time, other than the Special Payroll, made payable from accounts of the Sellers or their Affiliates, which clear such accounts during such seven-day period, shall be submitted, together with any associated bank charges, in an invoice by Sellers to the Company for payment by the Company no later than five (5) days after submission of such invoice. One hundred eighty (180) days after Closing, Sellers shall cancel all such checks which remain outstanding, and the Company will be responsible for any indebtedness related thereto. The Company shall be liable for all obligations in connection with such checks originally issued on accounts of Sellers and their Affiliates, including those under escheat laws, and shall hold Sellers harmless with respect thereto;

2. Subparagraphs (a) and (b) of Section 2.9 shall be modified to include the following new subparagraphs:


        (a)(x) the split-dollar life insurance policy on the life of G. Potthoff and all benefits and rights thereunder.


     (a)(xi) any material and inventory related to the DCSI products.


        (b)(viii)   all liabilities and obligations in
   connection with the split-dollar life insurance policy on the life of G. Potthoff.


     (b)(ix) all liabilities related to any material and inventory related to the DCSI products.


3. Section 6.6 is modified to the extent that it shall include in Exhibit C provisions for the following additional services:

  a. For 1 year following Closing, the Company shall provide field marketing services in connection with any of the Sellers' businesses, including those of their Affiliates. These services shall be provided in return for compensation payable by Sellers to the Company of $65 per hour of employee services, plus reimbursement of direct out-of-pocket travel costs. These payments will be made within 5 days after delivery of appropriate invoices by the Company to Sellers showing time expended, by subsidiary and subject matter, and itemization of travel expenses. Support for travel expenses will be provided by the Company upon request of Sellers.


  b. For 6 months following Closing, the Company shall provide to Distribution Control Systems, Inc. ("DCSI") shock and vibration testing in St. Louis, Missouri, and technical, production and testing support related to completing the production transition in Sanford, Florida. These services shall be provided in return for compensation payable by Sellers (or
DCSI) to the Company of the fully-burdened cost exclusive of general and administrative costs, plus an additional 20%, except that cost of travel shall be limited to the reimbursement of direct out-of-pocket travel costs without further markup. These payments will be made within 5 days after delivery of appropriate invoices by the Company to Sellers showing the calculation of the charges and itemization of travel expenses. Support for travel expenses will be provided by the Company upon request of Sellers.


  c. For 1 year following Closing, the Company shall provide to DCSI storage and shipping services with respect to DCSI inventory held in Sanford, Florida. These services shall be provided in return for compensation payable by Sellers (or DCSI) to the Company of the fully burdened cost exclusive of general and administrative costs, except that the costs of freight shall be limited to the reimbursement of direct out-of-pocket freight costs without further markup. These costs will be paid within 5 days after delivery of appropriate invoices by the Company to Sellers showing itemization of such freight expenses. Support for freight expenses will be provided by the Company upon request of Sellers.


  d. For 3 years following Closing, the Company will hold inspection and testing records for DCSI and make such records available to DCSI employees or ship such records to a location designated by DCSI. These services shall be provided at no charge other than the direct out-of-pocket freight and postage costs incurred by DCSI. These costs will be paid within 5 days after delivery of appropriate invoices by the Company to Sellers showing itemization of such freight and postage expenses. Support for freight and postage expenses will be provided by the Company upon request of Sellers.


  4.Added to Section 7.11, beginning on page 41, shall be an additional subparagraph (d) as follows:

  (d) The Company shall continue after Closing to pay to the Sellers any amounts which are paid by Sellers or their Affiliates to Third Parties after Closing with respect to expenses incurred on behalf of the Company relating to events prior to Closing arising in the ordinary course of business (and unrelated to the sale of the Company hereunder), including without limitation amounts owing for lawyers' fees, accountants' fees, bank charges and insurance premiums, as examples, rendered on behalf of the Company. Such requests for payment shall be made pursuant to a reasonably itemized invoice submitted by Sellers to the Company, and they shall be paid by the Company within five days of the Company's receipt of such invoice. Support for such invoices shall be provided by the Sellers upon request of the Company. The foregoing obligations shall continue until such time as no further claims remain outstanding with respect to matters occurring on or before the Closing Date.


5. Subparagraph (c) of Section 6.7 shall be modified by adding the following sentence:


     To the extent of the foregoing LOCs/Bonds issued by or on behalf of Sellers are permitted by Sellers to continue after Closing, Buyer will reimburse Sellers or any appropriate Affiliate for the actual costs of maintaining such LOCs/Bonds (pro rated to the date of Closing), such reimbursement to be paid within 5 days of the delivery of a reasonably itemized invoice by Sellers to Buyer, and Buyer will provide backstop letters of credit at Closing. Support for such invoices shall be provided by the Sellers upon request of the Company.


6. Section 7.16, beginning on page 44, is amended to provide that the 1997 and 1998 audited financial statements to be delivered by the Sellers prior to Closing will be delivered on or before 12:00 pm on Monday, September 27, 1999. These audited financials shall not include the Comtrak Division assets, liabilities and results of operations and shall not include ESCO Electronica de Mexico, S.A. de C.V.


7.   A new Section 7.18 shall be added as follows:

     7.18.     INSURANCE, WORKERS' COMPENSATION AND OTHER THIRD
               PARTY OBLIGATIONS.


          (a) After the Closing, Buyer shall reimburse Sellers and their Affiliates for expenditures made by Sellers and their Affiliates that (1) are liabilities of the Company or assumed by Buyer pursuant to this Agreement, (2) continue to be obligations of Sellers or Affiliates to third parties under prior contracts which directly relate to the Company, and (3) are attributable to the Company by any applicable insurer and/or claims administrator ("Third Party Administrator")(such liability for expenditures, hereinafter "Third Party Obligations"). Third Party Obligations for which Buyer shall reimburse Sellers ("Reimbursable Amounts") include, without limitation:


               (i) Qualified Self-Insured Workers' Compensation obligations required by the State of Missouri, including, without limitation, the surety bonding;


               (ii) Insured losses occurring prior to closing but reported subsequent to closing;


               (iii) Reimbursement of retained losses (including allocated and unallocated loss adjustment expense) under various self-insured, deductible, retrospectively rated or similar programs under which the Workers' Compensation, General and Automobile Liability policies have or may have been written;


               (iv) Provision for a "cash account" to fund the payment by the Third Party Administrator administering the above losses; and


               (v) Provision of collateral securing the unpaid portion of the obligations described in this Section 7.18, including, without limitation, letters of credit, security bonds, promissory notes, or similar financial guarantee instruments.


          (b) In addition to Reimbursable Amounts, Buyer shall pay Sellers and their Affiliates for their direct out-of-pocket costs for providing required collateral for Third
     Party Obligations ("Collateral Costs").


          (c) Sellers shall notify Buyer in writing and in reasonable detail on the first of each month of the Reimbursable Amounts and Collateral Costs owed by Buyer under this Section. Buyer shall pay Sellers the Reimbursable Amounts and Collateral Costs owed within 5 days of Seller's notice under this Section. Support for such charges will be provided by the Sellers upon the request of the Company.


          (d) In the event that policies of insurance covering the period prior to the Closing are triggered subsequent to the Closing by a report of an earlier event, Buyer shall notify such insurer, with copies to Sellers, in accordance with the reporting provisions of the policy(ies). Buyer also specifically acknowledges that any breach of such reporting condition of any insurance policy(ies) shall be its sole responsibility, and further agrees to indemnify and hold harmless Seller from any liabilities arising therefrom.


          (e) This Section shall supersede any other provision of this Agreement to the extent that such other provision is inconsistent with this Section.


8. Capitalized terms used herein, but not defined herein, shall have the meanings set forth in the Stock Purchase Agreement.



  IN WITNESS WHEREOF, each of the Parties hereto has caused this Modification Agreement to be executed as of the date first above written.


ESCO:                            BUYER:
ESCO ELECTRONICS CORPORATION     ENGINEERED SYSTEMS AND
  Walter Stark,                  ELECTRONICS, INC.
  Senior Vice President and        Gary C. Gerhardt,
  General Counsel                  Executive Vice President and
                                   Chief Financial
                                   Officer

DHC:
DEFENSE HOLDING CORP.
  Walter Stark,
  Senior Vice President and
  Secretary



                              JOINDER

The foregoing Modification Agreement is approved by the undersigned and the undersigned hereby acknowledges and agrees this September
____, 1999 to such modification to the Stock Purchase Agreement and joins therein.

ENGINEERED SUPPORT SYSTEMS,
INC.:

  Gary C. Gerhardt,
  Executive Vice President and
  Chief
  Financial Officer